

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2019

Dan Sztybel
Chief Executive Officer
Save Foods, Inc.
Habarzel 7
Tel Aviv, Israel 6971011

> **Re: Save Foods, Inc.**
> **Form 10**
> **Filed September 26, 2019**
> **File No. 000-56100**

Dear Mr. Sztybel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 filed September 26, 2019

Our Business, page 6

1.   For each of the products you currently offer, or plan to offer, please clarify where you are in the process of regulatory approvals in each country in which you plan to sell, and what steps are needed to get required approvals.

Intellectual Property, page 7

2.   Please disclose which of your products are protected by patents and describe the general nature of the patent protection.

Risk Factors, page 9

3.   We note that some of your products may serve the cannabis market. Please tell us what consideration you gave to providing related risk factor disclosure, including possible law

enforcement consequences under federal and state laws related to the cannabis industry.

Executive Compensation

Employment Agreement, page 32

4.   Please file the Corporate Advisory Consulting Agreement with Goldmed Ltd. or advise.

Item 9. Market Price of and Dividends on the Registrant's Common Equity, page 38

5.   Please state the high and low bid information for your common stock, as applicable. Refer to Item 201(a)(1)(iii) of Regulation S-K.

Condensed Consolidated Statements of Changes in Shareholders Equity, page F-34

6.   Please revise to include the year to date information for the comparable period of 2018 (i.e. June 30, 2018). Refer to Rule 8-03(a)(5) of Regulation S-X and SEC Release 33-10532.

June 30, 2019 Financial Statements

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1 – General , page F-36

7.   We note that in June 2019, you effected a 15 to 1 reverse stock split. Please be advised that even though the transaction took place subsequent to year-end, the stock split should be reflected retroactively for all periods in which financial statements are presented. . Although it appears as though your interim June 30, 2019 financials have been appropriately revised to account for the reverse split, your December 31, 2018 financial statements do not appear to reflect the change. Accordingly, please revise your filing to retroactively reflect the 15-to-1 reverse stock split, including appropriate disclosure concerning the details of the split in all financial statement periods presented and elsewhere in the document as appropriate. In this regard, we note that the 5,000,000 shares issued in January 2018 on page 39 appears to reflect the pre-split amount. Please revise accordingly. See guidance in ASC 260-10-55-12 and SAB Topic 4C.

General

8.   Please note that your registration statement will become effective automatically sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments on your filing. If you do not wish to incur those obligations until all issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

9.   We note that your forum selection provision in your Amended and Restated By-Laws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision

applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences